Exhibit 1



Contacts
ALVARION                                      ALVARION
Dafna Gruber, CFO        760-517-3187
                         +972-3-645 6252      Carmen Deville, 760-517-3188
dafna.gruber@alvarion.com                     carmen.deville@alvarion.com
-------------------------                     ---------------------------


           ALVARION Reports RECORD results FOR THE First Quarter 2004

 Revenues increased 13% sequentially to a record of $44.7 million, improvement in all financial measurements


Tel - Aviv, Israel, May 5, 2004 - Alvarion Ltd. (NASDAQ: ALVR), the global leader in wireless broadband solutions, today announced financial results for the first quarter ended March 31, 2004.


Revenues for the first quarter of 2004 rose to a record $44.7 million, an increase of 13% compared to $39.5 million in the fourth quarter of 2003, and up 100% from $22.4 million in the first quarter of 2003. Gross margin increased for the 10th consecutive quarter, reaching 43% compared to 42% in the fourth quarter of 2003 and 39 % in the first quarter of 2003.


Net profit increased to $1.4 million, or $0.02 per share on a fully diluted basis for the first quarter of 2004. Net profit for the fourth quarter of 2003 was $81,000, or $0.00 per share on a fully diluted basis and net loss for the first quarter of 2003 was $(4.0) million, or $(0.08) per share.


Results for all periods include expenses attributable to the amortization of intangible assets and deferred stock compensation, which totaled $680,000 in the first quarter of 2004, $797,000 in the fourth quarter of 2003, and $740,000 in the first quarter of 2003.

Excluding all aforementioned amortizations, the Company's non-GAAP net income for the first quarter of 2004 was $2.1 million, or $0.03 per diluted share. For the fourth quarter of 2003 non-GAAP net income was $878,000, or $0.01 per diluted share, and for the first quarter of 2003 non-GAAP net loss was $(3.2) million, or $(0.06) per share.


Comments of Management

"Q1 was another quarter of growth with strong execution by our team, which enabled us to more than double our profit on a non-GAAP basis from the previous quarter," noted Zvi Slonimsky, CEO of Alvarion. "Revenues were up 13% sequentially even though Q1 tends to be a seasonally weak quarter, owing both to strong demand across the board and excellent progress on the implementation of the large Latin American project for which the company received $40M orders as announced last year. The receipt of an $18 million follow-on order for this project further attests to our performance.


"We achieved some additional financial milestones in Q1," continued Mr. Slonimsky. "Record revenues and continued emphasis on improved efficiency enabled us to improve gross margin for the 10th consecutive quarter. We also reported an operating profit and generated positive cash flow this quarter.


"We are happy to see the broad-based growth in demand in different areas and for different applications around the world. Revenues in the U.S. are growing, and we are pleased by recent wins in Brazil and Bolivia. Other recent deals in Kenya and Namibia represent signs that Africa is a growing opportunity as well. Our selection by Reliance signals the beginning of what we expect to be strong growth in India, and we are encouraged to see that the license allocation process for the next phase of deployments in China was completed recently. China is the largest single opportunity for wireless, especially for access applications and we hope to see commercial deployments of our products by the end of this year.


"We recently introduced our BreezeACCESSTM VL system to the European market in the 5.4 GHZ unlicensed bands. Like a similar solution that is doing well in the U.S. because of its no line of sight capabilities, this solution employs OFDM, which is also a basic technology in the WiMAX standard.


"As we continue working closely with Intel on a WiMAX solution, we see growing support for the WiMAX standard among major operators and large vendors. Just as our recent success in the developing world adds to our confidence in near-term demand, these positive signs of support for the WiMAX standard bolster our confidence in the longer-term growth potential of our industry. We believe our leading market share, broad product line, extensive global presence, strong financial condition and proven ability to execute, position us very well to capitalize on this potential." concluded Mr. Slonimsky.


Q2 2004 Guidance
The Company expects Q2 2004 revenues to range between $47 million and $49 million. At this revenues range, net earnings per share is expected to range between 3 and 4 cents, while non-GAAP net earnings per share, which excludes amortization of intangible assets and deferred stock-based compensation, is expected to range between 4 and 5 cents.


Alvarion's management will host a conference call today, May 5, 2004, at 9:00 a.m. Eastern Time to discuss the quarter's results. To participate in the call, please dial one of the following numbers approximately five minutes prior to the scheduled start time: USA: 612-332-0802, International +1-612-332-0802. The public is invited to listen to the live webcast of the conference call. For details please visit Alvarion's website at www.alvarion.com. An archive of the on-line broadcast will be available on the website. A replay of the call will be available from 4 p.m. Eastern Time on May 5, 2004 through 11:59 p.m. Eastern Time on May 12, 2004. To access the replay, please call USA: (320) 365-3844,
International: +1-320-365-3844. To access the replay, users will need to enter the following code: 728002

About Alvarion

With over 1.5 million units deployed in 130 countries, Alvarion is the worldwide leader in wireless broadband providing systems to carriers, ISPs and private network operators. Featuring the industry's most extensive portfolio and covering the full range of frequency bands, the company's products enable the delivery of business and residential broadband access, corporate VPNs, mobile base station feeding, Hotspot coverage extension, community interconnection, and public safety communications. Alvarion works with several leading OEM providers and through over 200 local partners to support its diverse customer base in solving their last mile connection challenges wherever located. As an industry pioneer, Alvarion has been driving and delivering wireless broadband innovations for 10 years from core technology developments to creating and promoting industry standards. Most recently offering OFDM-based systems and taking leading roles in the IEEE and HiperMAN standards, the company's prominent work in the WiMAX ForumTM is focused on leading the wireless broadband market to widespread adoption of standards-based products.

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web-sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission which this press release will be a part of.

Use of Non-GAAP Financial Information

To supplement its consolidated financial statements presented on a GAAP basis, Alvarion uses non-GAAP measures of operating results, net income/loss and income/loss per share, which are adjusted to exclude certain costs, expenses, gains and losses that it believes are appropriate to enhance the overall understanding of its financial performance. These adjustments to Alvarion's GAAP results are made with the intent of providing both management and investors a supplemental understanding of its underlying operational results and trends. Adjusted non-GAAP results are among the primary indicators management uses as a basis for planning and forecasting Alvarion's business. The presentation of this additional information is not meant to be considered in isolation or as a substitute for Alvarion's financial results prepared in accordance with generally accepted accounting principles in the United States.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or 760-517-3188.


_____________________________
Contact:
     Alvarion Ltd.
     Dafna Gruber, +972 3 645 6252
     760-517-3187
     dafna.gruber@alvarion.com
     -------------------------
     or:
     Carmen Deville, 760-517-3188
     carmen.deville@alvarion.com
     ---------------------------




                               (Tables to Follow)

                                  ALVARION LTD.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                            U.S. dollars in thousands

                                                         March 31,  December 31,
                                                           2004         2003
                                                         --------    ----------
          ASSETS
Cash, cash equivalents, short-term and long-term
 investments                                             $160,915     $153,616
Trade receivables                                          22,985       21,199
Other accounts receivable                                   5,441        4,499
Inventories                                                38,484       36,981
Severance pay fund                                          5,696        5,493
Long-term receivables                                         873          834

PROPERTY AND EQUIPMENT, NET                                11,712       11,939

GOODWILL AND OTHER INTANGIBLE ASSETS                       49,727       50,396
                                                         --------     --------

TOTAL ASSETS                                             $295,833     $284,957
                                                         ========     ========

          LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Trade payables                                           $ 24,666     $ 23,780
Other accounts payable and accrued expenses                32,378       27,959
                                                         --------     --------

Total current liabilities                                  57,044       51,739

LONG TERM LIABILITIES                                       3,457        5,248

ACCRUED SEVERANCE PAY                                       8,003        7,768
                                                         --------     --------

TOTAL LIABILITIES                                          68,504       64,755

SHAREHOLDERS'  EQUITY                                     227,329      220,202
                                                         --------     --------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY               $295,833     $284,957
                                                         ========     ========

                                  ALVARION LTD.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                U.S. dollars in thousands (except per share data)

                                               Three      Three       Three
                                               Months     Months      Months
                                               Ended      Ended       Ended
                                              March 31,  March 31,  December 31,
                                              --------   --------   -----------
                                                2004       2003        2003
                                              --------   --------   -----------

Sales                                         $ 44,679   $ 22,413    $ 39,496

Cost of sales                                   25,654     13,583      22,750
                                              --------   --------    --------
Gross profit                                    19,025      8,830      16,746
                                              --------   --------    --------

Operating expenses:
Research and development, net                    6,614      5,089       6,089
Selling and marketing                            8,987      6,685       8,912
General and administrative                       2,240      1,355       1,740
Amortization of intangibles & deferred
  stock compensation                               680        740         797
                                              --------   --------    --------
Total  Operating expenses                       18,521     13,869      17,538
                                              --------   --------    --------
Operating income (loss)                            504     (5,039)       (792)

Financial income, net                              932      1,071         873
                                              --------   --------    --------
Net Income (loss )                            $  1,436   $ (3,968)   $     81
                                              --------   --------    --------

Basic earnings (loss) per share               $   0.03   $  (0.08)   $   0.00
                                              ========   ========    ========

Weighted average number of shares used
  in computing basic earnings (loss)
  per share                                     55,190     51,529      53,219
                                              ========   ========    ========

Diluted earnings (loss) per share             $   0.02    $ (0.08        0.00
                                              ========   ========    ========

Weighted average number of shares used
  in computing diluted earnings (loss)
  per share                                     62,804     51,529      62,252
                                              ========   ========    ========

                                  ALVARION LTD.
                   DISCLOSURE OF NON-US GAAP NET INCOME (LOSS)
                U.S. dollars in thousands (except per share data)


                                               Three      Three       Three
                                               Months     Months      Months
                                               Ended      Ended       Ended
                                              March 31,  March 31,  December 31,
                                              --------   --------   -----------
                                                2004       2003        2003
                                              --------   --------   -----------

Net Income (loss) according to US GAAP        $  1,436   $ (3,968)   $     81

Amortization of intangibles & deferred
  stock compensation                               680        740         797
                                              --------   --------    --------
Net Income (loss), excluding amortization
  of intangibles and deferred stock
  compensation                                $  2,116   $ (3,228)   $    878
                                              ========   ========    ========

Basic net earnings (loss) per share,
  excluding amortization of intangibles
  and deferred stock compensation             $   0.04   $  (0.06)   $   0.02
                                              ========   ========    ========

Weighted average number of shares used
  in computing basic net earnings (loss)
  per share                                     55,190     51,529      53,219
                                              ========   ========    ========

Diluted net earnings (loss) per share,
  excluding amortization of intangibles
  and deferred stock compensation             $   0.03   $  (0.06)   $   0.01
                                              ========   ========    ========

Weighted average number of shares used
  in computing diluted net earnings
  (loss) per share                              62,804     51,529      62,252
                                              ========   ========    ========